                                                   As filed on December 3, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939
                     BERTHEL FISHER & COMPANY LEASING, INC.
                                 701 Tama Street
                             Marion, Iowa 52302-0609

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

         Title of Class                                  Amount
         --------------                                  ------
  6% Notes Due December 31, 2004                       $1,984,680

                  Approximate date of proposed public offering:

                         As soon as practical after the
                             effective date of this
                                  application.

                     Name and address of agent for service:

                  Ronald O. Brendengen, Chief Financial Officer
                     Berthel Fisher & Company Leasing, Inc.
                                 701 Tama Street
                             Marion, Iowa 52302-0609
                                 (319) 447-5700

                          Copies of communications to:

                                Michael K. Denney
                              Bradley & Riley, P.C.
                             2007 First Avenue, S.E.
                            Cedar Rapids, Iowa 52406
                            Telephone: (319) 363-0101

                                     GENERAL

         (1) General Information. Furnish the following information as to the applicant:

                  (a) Form of organization. Berthel Fisher & Company Leasing, Inc. ("Leasing") is a corporation.

                  (b) State or other sovereign power under the laws of which organized. Leasing is organized under the laws of Iowa.

         (2) Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of indenture securities under the Securities Act of 1933 is not required.

         Registration of the 6% Notes Due December 31, 2004 (the "Notes") under the Securities Act of 1933 is not required by reason of the exemption provided by Section 3(a)(9) thereof. The facts relied upon by it as a basis for such claim follow.

         The Notes will be issued only to holders of outstanding debt securities of Leasing who exchange them for the Notes pursuant to an exchange offer (the "Exchange Offer") which Leasing is making to such holders. The debt securities of Leasing that are exchangeable for Notes are (i) Series A Subordinated 5 year Notes (the "Series A Notes"), bearing interest at 9-1/2%, and (ii) Series B Subordinated 5 year Notes (the "Series B Notes"), bearing interest at 10% (collectively, the "Outstanding Notes"). The terms and conditions of the Exchange Offer are set forth in the Offering Circular and the Letter of Transmittal that are being mailed to holders of the Outstanding Notes. Copies of such documents are filed as exhibits to this application.

         A maximum of $1,984,680 aggregate principal amount of Notes is to be offered pursuant to the Exchange Offer. The Exchange Offer is conditioned upon all of the Outstanding Notes being exchanged, although Leasing reserves the right to waive this requirement.

         No sales of securities of the same class as the Notes have been or are to be made by Leasing or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed.

         No consideration has been or is to be given, directly or indirectly, to any person in connection with the Exchange Offer except for (i) the cash consideration to be paid to holders of the Outstanding Notes pursuant to the Exchange Offer, (ii) the customary payments to be made in respect of the preparation, printing and mailing of the offering materials and related documents; (iii) the customary mailing and handling expenses incurred by brokerage houses and other custodians, nominees and fiduciaries, which hold Outstanding Notes registered in their names, in forwarding copies of the offering materials to beneficial owners and in handling or forwarding tenders for their clients; and (iv) the fees and reasonable out-of-pocket expenses and counsel fees of U.S. Bank National Association, the intended Indenture Trustee under the Indenture to be qualified.


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         No holder of any Outstanding Notes has made or will be requested to make any cash payment to Leasing in connection with the Exchange Offer.

                                  AFFILIATIONS

         (3) Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         Leasing is controlled by Berthel Fisher & Company ("BFC"), which owns 95.17% of the outstanding common stock of Leasing. BFC also owns all or substantially all of the equity interest in the following subsidiaries, each of which can be deemed an affiliate of Leasing:

                  Berthel Fisher & Company Financial Services, Inc. BFC owns 80.1% of the outstanding common stock of Berthel Fisher & Company Financial Services, Inc.

                  Berthel Fisher & Company Planning, Inc. BFC owns 100% of the outstanding common stock of Berthel Fisher & Company Planning, Inc.

                  Berthel Fisher & Company Management Corp. BFC owns 100% of the outstanding common stock of Berthel Fisher & Company Management Corp.

                  Berthel Fisher & Company Investments, Inc. BFC owns 100% of the outstanding common stock of Berthel Fisher & Company Investments, Inc.

                  TJB Capital Management, Inc. BFC owns 100% of the outstanding common stock of TJB Capital Management, Inc.

                  TJB Capital Management, Inc. is the corporate trustee of Berthel Growth & Income Trust I ("Trust I"). Because, as such corporate trustee, TJB Capital Management, Inc. may be deemed to control, and because TJB Capital Management, Inc. is wholly-owned by BFC, Trust I may be deemed to be an affiliate of Leasing.

         Leasing is the general partner of Telecommunications Income Fund IX, LP, Telecommunications Income Fund X, and LP Telecommunications Income Fund XI, LP. Because, as the general partner, Leasing controls each of such limited partnerships, each such limited partnership can be deemed to be an affiliate of Leasing.


                             MANAGEMENT AND CONTROL

         (4) Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices which the applicant held or to be held by each person named.


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

Name                                         Address                            Office(s)
----                                         -------                            ---------

Thomas J. Berthel                            701 Tama Street                    Chairman of the
                                             Marion, Iowa 52302-0609            Board, Director,
                                                                                President and
                                                                                Chief Executive
                                                                                Officer

Ronald O. Brendengen                         701 Tama Street                    Chief Financial
                                             Marion, Iowa 52302-0609            Officer, Chief
                                                                                Operating Officer and
                                                                                Director

Rick Murphy                                  701 Tama Street                    Vice President
                                             Marion, Iowa 52302-0609


James Noyce                                  701 Tama Street                    Director
                                             Marion, Iowa 52302-0609

Leslie D. Smith                              701 Tama Street                    Secretary and
                                             Marion, Iowa 52302-0609            Director

         (5) Principal Owners of Voting Securities. Furnish the following information as to each person owning Ten Percent (10%) or more of the voting securities of the applicant.


                                                                                          Percentage
                                                     Title of            Amount           of Voting
Name and Complete                                     Class             Owned at          Securities
Mailing Address                                       Owned             11/15/01          Owned
---------------                                       -----             --------          -----

Bethel Fisher & Company                               Common            431,250           95.17%
701 Tama Street                                       Stock
Marion, Iowa 52302-0609


         (6)      Underwriters. Give the name and complete mailing address of
(a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  None.



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                                                 CAPITAL SECURITIES

         (7)      Capitalization.

                  (a) Furnish the following information as to each authorized class of securities of the applicant.

                                        As of November 23, 2001

                                                                                     Amount
Title of Class                               Amount Authorized                       Outstanding
--------------                               -----------------                       -----------

Class A Common
Stock, no par value                          3,000,000 shares                            453,154

Class B Nonvoting
Convertible Stock, no par
value                                        100,000                                      15,500

Series A Preferred Stock
no par value                                 125,000                                     125,000

Undesignated Preferred
Stock                                        1,750,000                                      none


                  (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  Each share of Leasing's Class A Common Stock is entitled to one vote on the election of Directors and on all matters submitted to the shareholders for their vote, consent, waiver, release or other action.

                  Shares of Series B Nonvoting Convertible Stock are not entitled to vote on any matter except where the Iowa Business Corporation Act requires voting as a class, in which case each share of Series B Nonvoting Convertible Stock shall be entitled to one vote per share.

                  Shares of Series A Preferred Stock are not entitled to vote on any matter except where the Iowa Business Corporation Act requires voting as a class, in which case each share of Series A Preferred Stock shall be entitled to one vote per share.

                  Subject to certain limitations, the Board of Directors of Leasing is authorized to issue the Undesignated Preferred Stock in one or more series, to fix the number of shares in each series, and to determine the rights and preferences of the shares of each series, including the voting rights, if any.



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                              INDENTURE SECURITIES

         (8) Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

                  The Notes are to be issued under an indenture (the "Indenture") to be dated as of December 31, 2001, between Leasing and U.S. Bank National Association (the "Trustee"). A copy of the Indenture substantially in the form in which it is expected to be executed is filed as an exhibit to this application. The following is a brief analysis of certain provisions of the Indenture required under Section 305(a)(2) of the Trust Indenture Act of 1939 and is subject to the detailed provisions of the Indenture, to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

                  (A) Events of Default; Withholding of Notice Thereof to Holders of the Notes.

                  The following events are defined in the Indenture as "Events of Default": (1) default in the payment of interest when due for ten (10) days; or (2) default in the payment of the principal of or premium when due; or (3) failure to perform any other covenants in the Indenture for 30 days after notice by the Trustee or at least 25% in the principal amount of the outstanding Notes; and (4) certain events of bankruptcy, insolvency or reorganization of Leasing.

                  If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in outstanding principal amount of the Notes may declare the principal of and accrued interest on all Notes due and payable. The Indenture provides that such declaration and its consequences may, in certain events, be annulled by the holders of a majority in principal amount of the outstanding Notes.

                  The Indenture provides that the Trustee shall, within 60 days after a default occurs and is continuing and is known to the Trustee, give to the holders notice of all such uncured defaults (the term default includes the events specified above without grace periods); provided that, except in the case of default in the payment of principal of, premium or interest on the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Notes.

                  (B) Authentication and Delivery of New Notes; Application of Proceeds.

                  The Indenture provides that the Trustee or Authenticating Agent shall authenticate and deliver, upon the written order of Leasing, Notes in the form specified in the Indenture up to the aggregate principal amount of $1,984,680. The Indenture also provides for authentication and delivery of the Notes in connection with their transfer, exchange or partial redemption, and in connection with temporary, mutilated, destroyed, lost or stolen Notes.

                  The issuance of Notes pursuant to the Exchange Offer shall result in no proceeds to Leasing since such Notes shall be issued solely in exchange for Outstanding Notes.



                                       -6-

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                  (C)      Release or Substitution of Property Subject to Lien.

                           Not Applicable.

                  (D)      Satisfaction and Discharge of Indenture.

                  The Indenture provides that it shall terminate (a) upon cancellation of the Notes outstanding under the Indenture, or (b) if Leasing deposits with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or earlier redemption. The Indenture also provides that upon such deposit the Trustee shall execute a proper instrument acknowledging the satisfaction and discharge of the Indenture.

                  (E) Evidence as to Compliance with Conditions and Covenants.

                  Under the Indenture, Leasing is required to deliver to the Trustee, within 90 days after the close of each fiscal year of Leasing, a certificate of specified officers of Leasing as to their knowledge of Leasing's compliance with all conditions and covenants under the Indenture. The Indenture also requires that any application, demand or request by Leasing for action by the Trustee must be accompanied by an officers' certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with, together with an opinion of counsel to the same effect.

         (9) Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None.

         Contents of Application for Qualification. This application for qualification comprises -

                  (a)      Pages numbered 1-9, consecutively, plus exhibits.

                  (b) The statement of eligibility and qualification of the Trustee under the indenture to be qualified. The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1 hereby incorporated by reference to Exhibit 99 hereto).

                  (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:




Exhibit       Description
-------       -----------

T3A.........  Articles of Incorporation of Berthel Fisher & Company Leasing, Inc., as amended.
T3B.........  Bylaws of Berthel Fisher & Company Leasing, Inc., as amended.


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T3C.........  Form of Indenture to be qualified.
T3D ........  Not applicable.
T3E(1) .....  Form of Offering Circular for the Exchange Offer.
T3E(2) .....  Form of Letter of Transmittal for the Exchange Offer.
T3F.........  Cross reference sheet.
99 .........  Form T-1 Statement of Eligibility of U.S. Bank National Association under the
              Trust Indenture Act of 1939 with respect to the New Notes.

              Exhibit 5 to T-1... Copy of the Indenture referred to in Item 4.
              Exhibit 6 to T-1... Consent.
              Exhibit 7 to T-1... Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its
                                  supervising or examining authority.










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



                                    SIGNATURE

       Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Berthel Fisher & Company Leasing, Inc., a corporation organized and existing under the laws of the State of Iowa, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Marion, and State of Iowa, on the 30th day of November, 2001.

                                    BERTHEL FISHER & COMPANY LEASING, INC.


                                    By:  /s/ Thomas J. Berthel
                                       -----------------------------------------
                                         Thomas J. Berthel
                                         President and Chief Executive Officer



Attest:


By:  /s/ Leslie Smith
   ------------------------------
     Leslie Smith, Secretary













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